SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002.

                                  Serono S.A.
                    ----------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F   X     Form  40-F
                -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No    X
         -------     -------

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant in connection with Rule 12g3-2(b):  82-      )
                                                  ------

                                                                          SERONO

MEDIA  RELEASE

FOR  IMMEDIATE  RELEASE
-----------------------

          SERONO REPORTS STRONG GROWTH WITH THIRD QUARTER SALES UP 18%

                    -FOUR MAJOR BUSINESS AGREEMENTS SIGNED-


GENEVA, SWITZERLAND, OCTOBER 23, 2002 - Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its third quarter results for the period ended September 30, 2002.


Financial  highlights

-    Product sales up 18.2% to $349.3m

-    Strong Rebif(R) growth of 46.1% to $139.4m (US $18.0m, RoW $121.4m)

-    Strong Gonal-F(R) sales of $104.5m, up 22.7%

- Reported net income up 16.9% to $74.5m, and up 39.1% on a like-for-like* basis

-    EPS of $4.68 per equivalent bearer share and $0.12 per ADS

- Net cash flow from operating activities up 27.8% in the first nine months to $380.1m


Key  events

-    Agreement with Pfizer to co-promote Rebif(R) in the US

- Agreement with Genentech to develop and market Raptiva(TM) for psoriasis and other potential indications

- Agreement with AstraZeneca to develop and market anastrozole for ovulation induction and improvement of follicular development

-    Positive results of two Serostim(R) clinical trials

-    Genset tender offer was successful


"I am very pleased to be announcing excellent third quarter results," said Ernesto Bertarelli, Chief Executive Officer of Serono. "In addition to the strong performance of our existing franchises it has been a very active quarter with the conclusion of a number of significant agreements which further strengthen our business."


                                     -more-

* Excluding one-time initial payments related to signature of agreements with Genentech and AstraZeneca

THIRD  QUARTER  FINANCIAL  PERFORMANCE

Worldwide product sales were $349.3m in the third quarter, an increase of 18.2% (2001: $295.4m) or 12.1% in local currencies, and $1,013.7m in the first nine months of 2002, up 11.3% (2001: $911.0m) or 10.0% in local currencies.

During the third quarter of 2002, the weakness of the US dollar has resulted in a positive currency impact of $18.0m on total product sales.

Royalty and licensing income was up 25.4% to $33.2m (2001: $26.5m), largely reflecting an increase in licensing income derived from the $200m Pfizer payment, which is being amortised over the lifetime of the agreement at $17.4m per year.

Total  revenues  increased  by  18.8%  to  $382.5m  (2001:  $321.9m).

The gross margin was 83.2% of product sales (2001: 83.1%) in the third quarter, and 84.4% in the first nine months (2001: 82.3%).

Selling, General and Administrative expenses were $122.2m or 35.0% of product sales (2001: $104.1m or 35.2% of product sales).

Reported Research and Development expenses were $101.3m or 29.0% of product sales (2001: $78.8m or 26.7% of product sales). This quarterly increase reflects three factors: the one-time initial payment to Genentech related to the Raptiva(TM) agreement, the one-time initial payment to AstraZeneca for anastrozole, and the start of the integration of Genset in September. Excluding the one-time payments to Genentech and AstraZeneca, R&D expenses on a like-for-like basis were $84.3m, or 24.1% of sales.

Operating income was $76.9m or 22.0% of product sales (2001: $69.7m or 23.6% of product sales). Excluding the one-time R&D expenses mentioned above, operating income on a like-for-like basis grew 34.7% to $93.9m, or 26.9% of sales.

Net  financial  income  was  $13.2m  (2001:  $9.4m).

Total taxes were $14.8m, representing an overall tax rate of 16.5% of profit before tax (2001: $15.0m).

Reported net income grew 16.9% to $74.5m or 21.3% of product sales (2001: $63.8m or 21.6% of product sales). Excluding the one-time R&D expenses mentioned above, net income on a like-for-like basis grew 39.1% to $88.7m, or 25.4% of sales. Reported basic earnings per share (EPS) were $4.68 per equivalent bearer share (2001: $3.97) and $0.12 per American Depositary Share (ADS) (2001: $0.10).

For the nine months ended September 30, 2002, net cash flow from operating activities was $380.1m, up 27.8% compared to $297.5m for same period of 2001.


                                     -more-

STRONG  WORLDWIDE  GROWTH  OF  REBIF

In the third quarter 2002, worldwide sales of Rebif(R) (interferon beta 1-a) in multiple sclerosis increased by 46.1% to $139.4m (2001: $95.4m).

Building on the excellent US launch in March 2002, sales in the US maintained their momentum in the third quarter, reaching $18.0m. At the end of the third quarter, over 8,000 patients were being treated with Rebif(R) in the US.

Rebif(R) is market leader outside the US, a position it has held since Q2 2001, with sales of Rebif(R) in the rest of the world increasing by 27.2% to $121.4m (2001: $95.4m).

Rebif(R) sales in the year to date were $377.3m (2001: $269.1m), up 40.2%. In the fourth quarter the co-promotion with Pfizer has started, as well as the Direct To Consumer campaign in the US, and the publication of the 12 month EVIDENCE data in the peer reviewed journal Neurology is also expected in the fourth quarter.

RECORD  GROWTH  OF  GONAL-F  SALES

In the third quarter 2002, worldwide reproductive health sales were $147.7m (2001: $121.5m), an increase of 21.5%. Sales of Gonal-F(R) (recombinant human
FSH) increased by 22.7% to $104.5m (2001: $85.2m) in the third quarter, and were up 9.4% to $329.2m (2001: $300.8m) in the year to date.

GROWTH  HORMONE

Saizen(R) sales were $29.0m (2001: $28.5m) during the third quarter, and increased by 12.3% to $88.0m (2001: $78.4) in the first nine months.

Serostim(R) sales were $24.4m (2001: $36.1m) in the third quarter and $68.6m in the first nine months. In July, Serono announced positive results of two major clinical trials of Serostim(R) for the treatment of AIDS-wasting and HIV-associated adipose redistribution syndrome (HARS) at the XIV International AIDS Conference. Subsequently, positive 24-week results of Serostim(R) in HARS were announced at ICAAC on September 30.

On October 2, Serono announced the implementation of the new Serostim(R) Secured Distribution program in order to maintain the integrity of the product, providing the ability to track each individual box of Serostim(R) from Serono to the contracted network pharmacy.

REGIONAL  SALES

North American sales grew by 26.1% to $118.3m (2001: $93.8m). European sales increased by 21.8% to $152.5m (2001: $125.3m). Sales in the Middle East, Africa and Eastern Europe were up 32.1% to $24.7m (2001: $18.7m), and up 26.4% in Oceania to $5.9m. Economic conditions in Latin America, particularly in Brazil, affecting currency as well as demand, caused a fall in third quarter sales of 22.3% to $26.0m.


                                     -more-

MAJOR  AGREEMENTS  SIGNED

Serono received an exclusive license from Genentech on August 8, 2002 to market Raptiva(TM) (efalizumab) in moderate-to-severe psoriasis internationally outside of the United States, Japan, and certain other Asian countries. On September 17th, Serono confirmed that it plans to submit a marketing authorization application in Europe for Raptiva(TM) during the first quarter of 2003, following the announcement by Genentech and XOMA of positive and consistent results in a third Phase III efficacy trial.

On July 23, Serono signed an exclusive worldwide agreement with AstraZeneca by which Serono has the rights to develop, register and market the aromatase inhibitor anastrozole in ovulation induction and improvement of follicular development. Phase II in this indication is due to start in the fourth quarter.

On September 23, Serono announced that its cash offers for Genset had been successful. This acquisition enhances our capabilities in genetics to identify and validate new targets and therapeutic proteins. As a result of the offers in France and the United States which closed on September 12, Serono holds 85.9% of the capital and voting rights of Genset (86.6% on a diluted basis). This result satisfies the offers' minimum tender condition of two thirds of the capital and voting rights of Genset on a diluted basis. In order to enable Genset shareholders who have not yet tendered their securities to participate, Serono reopened the offers for a subsequent period which will expire on October 31, 2002.

SHARE  BUY  BACK

On July 15 Serono announced a share buy back program for the repurchase of bearer shares up to a value of CHF 500m over a three year period. As of September 30, 195,670 shares had been purchased on the open market, representing CHF152.2m of the authorised amount.

OUTLOOK  FOR  THE  FULL  YEAR  2002

Taking into consideration results and licensing activities to date, prevailing economic conditions and the acquisition of Genset, our guidance for the full year remains at total product sales growth greater than 10% in local currencies and net income growth of around 10%.

R&D  DAY

We will be providing an update of our activities at our R&D Days in London on December 2nd and in New York on December 4th. The meeting in London will be webcast.


                                     -more-

CONFERENCE  CALL  AND  WEBCAST

Serono will hold a conference call today, October 23, 2002, starting 15.00 Central European Time (9.00 A.M. Eastern Daylight Time) during which Serono Management will present the Company's Third Quarter 2002 Results. To join the telephone conference please dial 091 610 4111 (from Switzerland), 0207 866 4111 (from the UK), +41 91 610 4111 (from the rest of Europe) and 1 412 858 4600
(from the US). Telephone playback will be available one hour after the conference call and until close of business CET on Friday October 25. To access this playback please dial the following numbers: 091 612 4330 (from Switzerland), +41 91 612 4330 (from Europe) and +1 412 858 1440 (from the US) and enter the PIN code 242# from a touch tone telephone.

The event will also be relayed by live audio webcast which interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event. Additionally, the webcast will be available for replay until close of business on 06 November 2002.


                                      ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                      ###


ABOUT  SERONO
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are seventeen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                     -more-

For  more  information,  please  contact:

Serono  in  Geneva,  Switzerland:
Media  Relations:                     Investor  Relations:
Tel:     +41-22-739 36 00             Tel:     +41-22-739 36 01
Fax:     +41-22-739 30 85             Fax:     +41-22-739  30  22
http://www.serono.com                 Reuters:  SEOZ.VX  /  SRA.N
---------------------                 Bloomberg: SEO VX / SRA US

Serono,  Inc.,  Rockland,
MA
Media  Relations:
Tel.   +1  781  681  2340
Fax:  +1  781  681  2935
http://www.seronousa.com
-------------------------



On the following pages, there are:

     - Tables detailing sales in dollars and local currencies by therapeutic area, geographic region and the top 10 products for the 3 and 9 months ended September 30, 2002 and 2001.

     - The unaudited consolidated financial statements for the 3 and 9 months ended September 30, 2002 and 2001, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Accounting Standards (I.A.S.).



                                     -more-

                                                SALES BY THERAPEUTIC AREA
                                                -------------------------
                         THREE MONTHS ENDED                                   THREE MONTHS ENDED
                         SEPTEMBER 30, 2002                                   SEPTEMBER 30, 2001

                         $ MILLION   % OF SALES   % CHANGE $   % CHANGE L/C  $ MILLION  % OF SALES
--------------------------------------------------------------------------------------------------
Reproductive Health          147.7        42.3%        21.5%          16.4%     121.5        41.1%
Multiple Sclerosis           139.4        39.9%        46.1%          35.4%      95.4        32.3%
AIDS Wasting                  24.4         7.0%      (32.6%)        (32.6%)      36.1        12.2%
Growth                        29.0         8.3%         1.7%         (4.6%)      28.5         9.7%
Others                         8.9         2.5%      (35.7%)        (37.8%)      13.9         4.7%
                          ------------------------------------------------------------------------
Total sales (US$ million) $  349.3         100%        18.2%          12.1%  $  295.4         100%

                                                SALES BY GEOGRAPHIC REGION
                                                --------------------------
                         THREE MONTHS ENDED                                   THREE MONTHS ENDED
                         SEPTEMBER 30, 2002                                   SEPTEMBER 30, 2001

                         $ MILLION   % OF SALES   % CHANGE $   % CHANGE L/C  $ MILLION  % OF SALES
--------------------------------------------------------------------------------------------------
Europe                       152.5        43.7%        21.8%           8.9%     125.3        42.4%
North America                118.3        33.9%        26.1%          26.2%      93.8        31.8%
Latin America                 26.0         7.5%      (22.3%)        (22.3%)      33.5        11.3%
Others                        52.5        14.9%        22.3%          18.1%      42.8        14.5%
                          ------------------------------------------------------------------------
Total sales (US$ million) $  349.3         100%        18.2%          12.1%  $  295.4         100%

                                                SALES BY THERAPEUTIC AREA
                                                -------------------------
                         NINE MONTHS ENDED                                    NINE MONTHS ENDED
                         SEPTEMBER 30, 2002                                   SEPTEMBER 30, 2001

                         $ MILLION   % OF SALES   % CHANGE $   % CHANGE L/C  $ MILLION  % OF SALES
--------------------------------------------------------------------------------------------------
Reproductive Health          456.1        45.0%         8.7%           7.9%     419.5        46.1%
Multiple Sclerosis           377.3        37.2%        40.2%          37.2%     269.1        29.5%
AIDS Wasting                  68.6         6.8%      (30.3%)        (30.2%)      98.3        10.8%
Growth                        88.0         8.7%        12.3%          10.7%      78.4         8.6%
Others                        23.7         2.3%      (48.0%)        (48.6%)      45.7         5.0%
                          ------------------------------------------------------------------------
Total sales (US$ million) $1'013.7         100%        11.3%          10.0%  $  911.0         100%

                                                SALES BY GEOGRAPHIC REGION
                                                --------------------------
                         NINE MONTHS ENDED                                    NINE MONTHS ENDED
                         SEPTEMBER 30, 2002                                   SEPTEMBER 30, 2001

                         $ MILLION   % OF SALES   % CHANGE $   % CHANGE L/C  $ MILLION  % OF SALES
--------------------------------------------------------------------------------------------------
Europe                       442.6        43.7%        13.8%          10.8%     388.8        42.7%
North America                333.7        32.9%        12.7%          13.0%     296.1        32.5%
Latin America                 83.4         8.2%      (10.0%)        (10.0%)      92.7        10.2%
Others                       154.0        15.2%        15.4%          14.7%     133.4        14.6%
                          ------------------------------------------------------------------------
Total sales (US$ million) $1'013.7         100%        11.3%          10.0%  $  911.0         100%


                                     -more-

--------------------------------------------------------------------------------------------------
                                              TOP TEN PRODUCTS
--------------------------------------------------------------------------------------------------

                         THREE MONTHS ENDED                                     THREE MONTHS ENDED
                         SEPTEMBER 30, 2002                                     SEPTEMBER 30, 2001
                       ---------------------------------------------------------------------------

                 * TA   $ MILLION  % OF SALES   % CHANGE $   % CHANGE L/C   $ MILLION   % OF SALES
Rebif(R)        MS          139.4        39.9%        46.1%          35.4%      95.4         32.3%
Gonal-F(R)      RH          104.5        29.9%        22.7%          17.3%      85.2         28.8%
Saizen(R)       Growth       29.0         8.3%         1.7%         (4.6%)      28.5          9.7%
Serostim(R)     Wasting      24.4         7.0%      (32.6%)        (32.6%)      36.1         12.2%
Pergonal(R)     RH           12.0         3.4%        32.4%          31.9%       9.1          3.1%
Metrodin HP(R)  RH           11.4         3.3%      (23.1%)        (27.2%)      14.8          5.0%
Profasi(R)      RH            4.7         1.3%      (10.8%)        (13.4%)       5.2          1.8%
Cetrotide(R)    RH            4.6         1.3%        61.5%          52.0%       2.9          1.0%
Crinone(R)      RH            4.0         1.1%       606.4%         598.3%      (0.8)       (0.3%)
Stilamin(R)     Other         3.8         1.1%         5.9%           2.6%       3.6          1.2%


                         NINE MONTHS ENDED                                      NINE MONTHS ENDED
                         SEPTEMBER 30, 2002                                     SEPTEMBER 30, 2001
                       ---------------------------------------------------------------------------

                 * TA   $ MILLION  % OF SALES   % CHANGE $   % CHANGE L/C   $ MILLION   % OF SALES

Rebif(R)        MS          377.3        37.2%        40.2%          37.2%     269.1         29.5%
Gonal-F(R)      RH          329.2        32.5%         9.4%           8.4%     300.8         33.0%
Saizen(R)       Growth       88.0         8.7%        12.3%          10.7%      78.4          8.6%
Serostim(R)     Wasting      68.6         6.8%      (30.3%)        (30.2%)      98.3         10.8%
Metrodin HP(R)  RH           39.7         3.9%      (20.2%)        (20.2%)      49.8          5.5%
Pergonal(R)     RH           32.7         3.2%        25.0%          25.0%      26.2          2.9%
Profasi(R)      RH           14.8         1.5%      (14.6%)        (14.9%)      17.3          1.9%
Cetrotide(R)    RH           12.9         1.3%        93.7%          89.7%       6.7          0.7%
Stilamin(R)     Other        10.2         1.0%      (14.3%)        (15.0%)      11.9          1.3%
Crinone(R)      RH            7.8         0.8%       140.3%         140.3%       3.3          0.4%


                                 * THERAPEUTIC AREAS

     RH     =  Reproductive Health  Wasting     =  AIDS Wasting
     MS     =  Multiple Sclerosis   Growth      =  Growth Retardation


                                     -more-

CONSOLIDATED  INCOME  STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30               2002 *   %  OF               2001 *   % OF
                                              US$'000  SALES   % CHANGE   US$'000   SALES

REVENUES
Product sales                                 349'334  100.0%      18.2%  295'441   100.0%
Royalty and license income                     33'168              25.4%   26'458
------------------------------------------------------------------------------------------
TOTAL REVENUES                                382'502              18.8%  321'899
------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                          58'631   16.8%      17.1%   50'056    16.9%
Selling, general and administrative           122'185   35.0%      17.4%  104'066    35.2%
Research and development                      101'312   29.0%      28.6%   78'810    26.7%
Other operating expense, net                   23'505    6.7%      21.8%   19'299     6.5%
------------------------------------------------------------------------------------------
Total Operating Expenses                      305'633   87.5%      21.2%  252'231    85.4%
------------------------------------------------------------------------------------------
OPERATING INCOME                               76'869   22.0%      10.3%   69'668    23.6%
------------------------------------------------------------------------------------------
Financial income, net                          13'192              39.7%    9'446
Other expense, net                                656                         396
------------------------------------------------------------------------------------------
Total Non Operating Income, Net                12'536                       9'050
------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests     89'405   25.6%      13.6%   78'718    26.6%
------------------------------------------------------------------------------------------
Taxes                                          14'751                      14'957
------------------------------------------------------------------------------------------
Income Before Minority Interests               74'654                      63'761
------------------------------------------------------------------------------------------
Minority interests                                117                         (13)
------------------------------------------------------------------------------------------
NET INCOME                                     74'537   21.3%      16.9%   63'774    21.6%
------------------------------------------------------------------------------------------


* Unaudited


                                                 2002          % CHANGE      2001
Basic Earnings per Share (in U.S. dollars)
-----------------------------------------------------          ------------------
 - Bearer shares                                 4.68              17.8%     3.97
-----------------------------------------------------          ------------------
 - Registered shares                             1.87              17.8%     1.59
-----------------------------------------------------          ------------------
 - American depositary shares                    0.12              17.8%     0.10
-----------------------------------------------------          ------------------


Diluted Earnings per Share (in U.S. dollars)
-----------------------------------------------------          ------------------
 - Bearer shares                                 4.67              18.0%     3.96
-----------------------------------------------------          ------------------
 - Registered shares                             1.87              18.0%     1.58
-----------------------------------------------------          ------------------
 - American depositary shares                    0.12              18.0%     0.10
-----------------------------------------------------          ------------------


     Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$74.5 million (2001 US$63.8 million), by an appropriate number of shares. This is 11,532,883 bearer shares (2001 11,661,027) and 11,013,040 registered shares (2001 11,013,040). The total weighted average equivalent number of bearer shares is 15,938,099 (2001 16,066,243) for the three months ended September 30, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.
     For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,544,653 (2001 11,695,277).

                                     -more-

CONSOLIDATED  INCOME  STATEMENTS


NINE MONTHS ENDED SEPTEMBER 30                 2002 *    %  OF                2001 *    %  OF
                                               US$'000   SALES   % CHANGE    US$'000    SALES

REVENUES
Product sales                                 1'013'701  100.0%      11.3%    910'966   100.0%
Royalty and license income                       90'745              (9.1%)    99'879
----------------------------------------------------------------------------------------------
TOTAL REVENUES                                1'104'446               9.3%  1'010'845
----------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                           158'584   15.6%      (1.6%)   161'175    17.7%
Selling, general and administrative             364'077   35.9%      13.7%    320'242    35.2%
Research and development                        262'681   25.9%      14.9%    228'519    25.1%
Other operating expense, net                     58'063    5.7%      13.1%     51'360     5.6%
----------------------------------------------------------------------------------------------
Total Operating Expenses                        843'405   83.2%      10.8%    761'296    83.6%
----------------------------------------------------------------------------------------------
OPERATING INCOME                                261'041   25.8%       4.6%    249'549    27.4%
----------------------------------------------------------------------------------------------
Financial income, net                            27'324             (43.6%)    48'437
Other expense, net                                1'833                         1'826
----------------------------------------------------------------------------------------------
Total Non Operating Income, Net                  25'491                        46'611
----------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests      286'532   28.3%      (3.3%)   296'160    32.5%
----------------------------------------------------------------------------------------------
Taxes                                            47'278                        56'270
----------------------------------------------------------------------------------------------
Income Before Minority Interests                239'254                       239'890
----------------------------------------------------------------------------------------------
Minority interests                                   62                           (94)
----------------------------------------------------------------------------------------------
NET INCOME                                      239'192   23.6%      (0.3%)   239'984    26.3%
----------------------------------------------------------------------------------------------

* Unaudited



                                                   2002          % CHANGE        2001
Basic Earnings per Share (in U.S. dollars)
-------------------------------------------------------          --------------------
 - Bearer shares                                  14.92             (0.1%)      14.94
-------------------------------------------------------          --------------------
 - Registered shares                               5.97             (0.1%)       5.98
-------------------------------------------------------          --------------------
 - American depositary shares                      0.37             (0.1%)       0.37
-------------------------------------------------------          --------------------

Diluted Earnings per Share (in U.S. dollars)
-------------------------------------------------------          --------------------
 - Bearer shares                                  14.90             (0.0%)      14.91
-------------------------------------------------------          --------------------
 - Registered shares                               5.96             (0.0%)       5.96
-------------------------------------------------------          --------------------
 - American depositary shares                      0.37             (0.0%)       0.37
-------------------------------------------------------          --------------------

     Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$239.2 million (2001 US$240.0 million), by an appropriate number of shares. This is 11,625,344 bearer shares (2001 11,659,064) and 11,013,040 registered shares (2001 11,013,040). The total weighted average equivalent number of bearer shares is 16,030,560 (2001 16,064,280) for the nine months ended September 30, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.
     For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,643,162 (2001 11,691,075).


                                     -more-

CONSOLIDATED  BALANCE  SHEETS


As of                                                           SEPTEMBER 30, 2002 *   December 31, 2001
                                                                       US$ 000                US$ 000
ASSETS
Current Assets
Cash and cash equivalents                                                    586'051           1'131'091
Short-term investments                                                       340'804             344'413
Trade accounts receivable                                                    275'763             234'490
Inventories                                                                  243'014             196'063
Prepaid expenses                                                              39'493              21'857
Other current assets                                                         193'815             134'955
---------------------------------------------------------------------------------------------------------
Total Current Assets                                                       1'678'940           2'062'869
---------------------------------------------------------------------------------------------------------

Long-term Assets
Property, plant and equipment                                                511'696             460'767
Intangible assets                                                            200'245             110'615
Long-term financial assets                                                   778'958             241'009
Deferred tax assets                                                          107'948             107'115
Other long-term assets                                                        44'749              36'394
---------------------------------------------------------------------------------------------------------
Total Long-Term Assets                                                     1'643'596             955'900
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               3'322'536           3'018'769
---------------------------------------------------------------------------------------------------------


LIABILITIES
Current Liabilities
Bank advances                                                                 89'647             154'295
Trade accounts payable                                                        53'895              60'151
Current portion of long-term debt                                             20'480              18'959
Income taxes                                                                  55'300              55'948
Other current liabilities                                                    270'606             246'157
---------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                    489'928             535'510
---------------------------------------------------------------------------------------------------------

Long-Term Liabilities
Long-term debt                                                                32'870              37'325
Deferred tax liabilities                                                       9'382               9'003
Other long-term liabilities                                                  424'756             217'430
---------------------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                                  467'008             263'758
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            956'936             799'268
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Minority Interests                                                             5'356                 587
---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                                249'925             252'955
Share premium                                                                879'884             966'295
Retained earnings                                                          1'283'039           1'108'086
Fair value reserves                                                          (44'103)            (25'135)
Cumulative foreign currency translation adjustments                           (8'501)            (83'287)
---------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                 2'360'244           2'218'914
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY             3'322'536           3'018'769
---------------------------------------------------------------------------------------------------------

*  Unaudited

                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS


Nine months ended September 30                                           2002 *     2001 *
                                                                        US$ 000     US$ 000


Cash Flows From Operating Activities
Income before taxes and minority interests                               286'532     296'160
Depreciation and amortization                                             74'432      74'566
Financial income                                                         (50'644)    (64'080)
Financial expense                                                          7'735      10'640
Other non-cash items                                                         656      13'776
---------------------------------------------------------------------------------------------
Cash Flows From Operating Activities Before Working Capital Changes      318'711     331'062
---------------------------------------------------------------------------------------------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income    162'574      (7'857)
Trade accounts receivable                                                (22'340)    (16'901)
Inventories                                                               (8'362)    (20'605)
Prepaid expenses and other current assets                                (22'539)     40'792
Taxes paid                                                               (47'985)    (29'026)
---------------------------------------------------------------------------------------------
Net Cash Flows From Operating Activities                                 380'059     297'465
---------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Short-term investments                                                   292'249   1'215'763
Acquisition of subsidiary                                                (98'950)          -
Intangible and other long-term assets                                    (13'318)    (34'921)
Investments in long-term financial assets                               (843'442)          -
Capital expenditures                                                     (71'062)    (51'967)
Disposals of fixed assets                                                 10'646       9'315
Other non-current liabilities                                             (5'606)      2'151
Interest received                                                         33'141      72'381
---------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                                (696'342)  1'212'722
---------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Bank advances                                                            (71'909)      8'056
Payments on long-term debt                                                (9'073)    (64'036)
Proceeds from issuance of share capital                                   11'611           -
Proceeds from exercises of stock options                                   1'384       1'502
Purchase of treasury shares                                              (96'582)     (5'579)
Interest paid                                                             (5'958)     (9'989)
Dividends paid                                                           (64'240)    (53'759)
---------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                                (234'767)   (123'805)
---------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents               6'010       1'823
---------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                               (545'040)  1'388'205
---------------------------------------------------------------------------------------------


Cash and Cash Equivalents
- Beginning of period                                                  1'131'091     223'009
---------------------------------------------------------------------------------------------
- End of period                                                          586'051   1'611'214
---------------------------------------------------------------------------------------------

*  Unaudited


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      SERONO  S.A.
                                      a  Swiss  corporation
                                      (Registrant)



October 23, 2002                      By: /s/ Jacques Theurillat
                                             ------------------------------
                                      Name:  Jacques Theurillat
                                      Title: Deputy Chief Executive Officer